25002990

SEC Mail Processing

MAR 3 1 2025

Washington, DC

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-44088

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2024 (MM/DD/YY) AND ENDING 12/31/2024 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: World Equity Group, Inc.

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

425 N Martingale Road, Suite 1220
(No. and Street)

Schaumburg (City) IL (State) 60173 (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Stephen Dudas (Name) 224-318-0417 (Area Code – Telephone Number) sdudas@weg1.com (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

FGMK, LLC
(Name – if individual, state last, first, and middle name)

333 W Wacker Dr, FL 6 (Address) Chicago (City) IL (State) 60606 (Zip Code)

12/17/2009 (Date of Registration with PCAOB)(if applicable) 3968 (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

OATH OR AFFIRMATION

I, Stephen Dudas, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of World Equity Group, Inc., as of 12/31, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title: President

Official Seal
YVONNE MENDIOLA
Notary Public, State of Illinois
Commission No. 998599
My Commission Expires October 16, 2028

[signature]
Notary Public

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Financial Statement

World Equity Group, Inc.
Statement of Financial Condition
December 31, 2024

ASSETS	
Cash and cash equivalents	$ 271,815
Receivable from and deposits with clearing broker-dealers	470,553
Receivable from registered representatives, net	127,412
Commissions receivable	49,331
Prepaid expenses	24,360
Furniture, equipment and leasehold improvements, net of Accumulated depreciation and amortization of $14,028	36,089
Right of use asset	135,833
Deferred tax assets	332,900
Other assets	56,054
TOTAL ASSETS	$ 1,504,347
LIABILITIES AND STOCKHOLDERS' EQUITY	
LIABILITIES	
Accounts payable and accrued expenses	$ 186,191
Accrued commissions	129,684
Lease liabilities	139,921
Other liabilities	33,475
TOTAL LIABILITIES	489,271
STOCKHOLDERS' EQUITY	
Common stock	1,038
Additional paid-in capital	982,850
Retained earnings	31,188
TOTAL STOCKHOLDERS' EQUITY	1,015,076
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$1,504,347

The accompanying notes are an integral part of this financial statement.

Note (1) Nature of Operations and Summary of Significant Accounting Policies

A. Nature of Operations

World Equity Group, Inc. (the "Company") is a registered securities broker-dealer and investment advisor. The Company provides brokerage, investment advisory and venture capital advisory services to retail customers and institutional clients primarily in the United States. Customer transactions are cleared through other clearing brokers on a fully disclosed basis.

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities Exchange Act of 1934 and FN 74, accordingly, is exempt from the remaining provisions of that rule. The requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on a fully disclosed basis with a clearing broker-dealer, and promptly transmit all customer funds and securities to the clearing broker-dealer. The clearing broker-dealer carries all the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

The Company is a wholly-owned subsidiary of Wentworth Management Services LLC ("Wentworth") dba Binah Management Services LLC ("BMS").

B. Cash Equivalents

The Company considers Cash and Cash Equivalents in Excess of Insured Amounts to be all highly liquid investments with a maturity of three months or less when purchased.

C. Cash and Cash Equivalents in Excess of Insured Amounts

The Company maintains its cash in accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses due to these limits.

D. Revenue Recognition

The Company recognizes revenue from contracts with customers when, or as, the Company satisfies its performance obligations by transferring promised goods or services to customers. A good or service is transferred to a customer when, or as, the customer obtains control of that good or service. The amount of revenue recognized reflects the consideration to which the Company expects to be entitled in exchange for those promised goods or services. (See Note (2)).

E. Furniture, Equipment and Leasehold Improvements

Furniture, equipment and leasehold improvements are carried at cost, net of accumulated depreciation and amortization. Depreciation is provided using the straight-line method over the estimated useful lives. Leasehold improvements are amortized over the lesser of their useful lives or the terms of the underlying lease.

F. Advertising

The Company expenses advertising as incurred.

Note (1) Nature of Operations and Summary of Significant Accounting Policies – Continued

G. Income Taxes

The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect of a change in the tax rate on deferred tax assets and liabilities is recognized in the period that the change is effective. Income tax benefits are recognized when it is probable that the deduction will be sustained. A valuation allowance is established when it is more likely than not that all or a portion of a deferred tax asset will either expire before the Company is able to realize the benefit, or that future deductibility is uncertain.

The Company recognizes and measures its unrecognized tax benefits in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 740 – *Income Taxes*. Under that guidance the Company assesses the likelihood, based on their technical merit, that the tax positions will be sustained upon examination based on the facts, circumstances, and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change. Based in the Company's evaluation, it has been concluded that there are no material uncertain tax positions requiring recognition in the Company's financial statement as of December 31, 2024.

The Company's policy for recording interest and penalties associated with unrecognized tax benefits is to record such interest and penalties as interest expense and as a component of selling, general and administrative expense, respectively. There were no amounts accrued for interest or penalties as of December 31, 2024. Management does not expect any material changes in its unrecognized tax benefits in the next year.

H. Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. While actual results may differ from those estimates, management does not expect the differences, if any, to have a material effect on the financial statements.

I. Leases

The Company is a lessee in several noncancellable operating leases for office space and office equipment. The Company determines if an arrangement is a lease, or contains a lease, at inception of a contract and when the terms of an existing contract are changed. The Company recognizes a lease liability and a right of use ("ROU") asset at the commencement date of the lease. The lease liability is initially and subsequently recognized based on the present value of its future lease payments. Variable payments are included in the future lease payments when those variable payments depend on an index or a rate. The discount rate is the implicit rate if it is readily determinable or otherwise the Company uses its risk-free rate.

Note (1) Nature of Operations and Summary of Significant Accounting Policies – Continued

I. Leases – Continued

The implicit rates of the Company's leases are not readily determinable and accordingly, the Company uses the risk-free rate (3.75%) based on the information available at the commencement date for the lease. The Company's risk-free rate for a lease is the rate of interest it would have to pay on a US treasury note with a similar remaining term at the date of lease commencement. The ROU asset is subsequently measured throughout the lease term at the amount of the remeasured lease liability (i.e., present value of the remaining lease payments), plus unamortized initial direct costs, plus (minus) any prepaid (accrued) lease payments, less the unamortized balance of lease incentives received, and any impairment recognized. Lease cost for lease payments is recognized on a straight-line basis over the lease term.

The Company has elected, for all underlying classes of assets, to not recognize ROU assets and lease liabilities for short-term leases that have a lease term of 12 months or less at lease commencement, and do not include an option to purchase the underlying asset that the Company is reasonably certain to exercise. The Company recognizes lease cost associated with short-term leases on a straight-line basis over the lease term.

The Company made an accounting policy election by class of underlying asset, for computers and other office equipment, to account for each separate lease component of a contract and its associated non-lease components (lessor-provided maintenance) as a single lease component.

J. Receivable from Registered Representatives and Others and Allowances For Credit Losses

Accounts receivable consists of unconditional amounts due for services rendered and are reported at amortized cost. All receivables are uncollateralized.

Financial Instruments – Credit Losses. The Company accounts for estimated credit losses on financial assets measured at an amortized cost basis and certain off-balance sheet credit exposures in accordance with FASB ASC 326-20. *Financial Instruments – Credit Losses.* FASB ASC 326-20 requires the Company to estimate expected credit losses over the life of its financial assets and certain off-balance sheet exposures as of the reporting date based on relevant information about past events, current conditions, and reasonable and supportable forecasts. The Company records the estimate of expected credit losses as an allowance for credit losses. For financial assets measured at an amortized cost basis the allowance for credit losses is reported as a valuation account on the statement of financial condition that adjusts the asset's amortized cost basis. Changes in the allowance for credit losses over the life of the financial assets as of the reporting date based on relevant information about past events, current conditions, and reasonable and supportable forecasts. As of December 31, 2024, the Company does not believe an allowance is necessary.

Note (1) Nature of Operations and Summary of Significant Accounting Policies – Continued

K. Contingent Liabilities

The Company recognizes liabilities for contingencies when there is an exposure that, when fully analyzed, indicates potential losses become probable and can be reasonably estimated. Whether a potential loss is probable and can be reasonably estimated is based upon currently available information and is subject to significant judgement, a variety of assumptions, and uncertainties. When a potential loss is probable and the loss or range of loss can be estimated, the Company will accrue the most likely amount within that range. No liability is recognized for those matters which, in management's judgement, the determination of a reasonable estimate of potential loss is not possible, or for which a potential loss is not determined to be probable. The determination of these liability amounts requires significant judgement on the part of management. See Note (9) for additional information.

L. Recently Adopted Account Pronouncements

In November 2023, the FASB issued Accounting Standards Update ("ASU") 2023-07, "Segment Reporting (Topic 208) Improvements to Reportable Segment Disclosures", which expands annual and interim disclosure requirements for reportable segments, primarily through enhanced disclosures about significant segment expenses. The Company adopted this standard effective January 1, 2024.

M. Recent Accounting Pronouncements

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic740), to enhance disclosures related to income taxes, including specific thresholds for inclusion within the tabular disclosure of income tax rate reconciliation and specified information about income taxes paid. This update is effective for fiscal years beginning after December 15, 2025, with early adoption permitted. Management is currently evaluating this standard.

Note (2) Revenue from Contracts with Customers

Significant Judgments

Revenue from contracts with customers includes commission income from variable annuity trail and 12b-1 fees and asset management services. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

Note (2) Revenue from Contracts with Customers - Continued

Commission Income

The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

Variable Annuity Trail and 12b-1 Fee Income

The Company earns variable annuity trails and 12b-1 fees in accordance with selling agreements. Fees are based on a percentage applied to the customer's assets under management. Fees are received monthly or quarterly and are recognized as revenue in the month or quarter that relates specifically to the services provided in that period, which are distinct from the services provided in other periods.

Financial Advisory Services

The Company provides financial advisory services on a daily basis. The Company believes the performance obligation for providing financial advisory services is satisfied over time because the customer is receiving the benefits as they are provided by the Company. Fee arrangements are based on a percentage applied to the customer's assets under management. Fees are received monthly or quarterly and are recognized as revenue in the month or quarter that relates specifically to the services provided in that period, which are distinct from the services provided in other periods.

Investment Banking

The Company provides advisory services on mergers and acquisitions ("M&A"). Revenue for advisory arrangements is generally recognized at the point in time that performance under the arrangement is completed (the closing date of the transaction) or the contract is cancelled. However, for certain contracts, revenue is recognized over time for advisory arrangements in which the performance obligations are simultaneously provided by the Company and benefits are received by the customer. In some circumstances, significant judgment is needed to determine the timing and measure of progress appropriate for revenue recognition under a specific contract.

Contract Liabilities

Retainers and other fees received from customers prior to recognizing revenue are reflected as contract liabilities. At December 31, 2024, contract liabilities were $3,812 and are included in other liabilities on the statement of financial condition.

Note (3) Receivable From and Deposits with Clearing Broker-Dealers

The Company clears its proprietary and customer transactions through other broker-dealers on a fully disclosed basis. At December 31, 2024, the Company had amounts due from these broker-dealers and clearing organizations totaling $290,520, and cash on deposit of $180,033.

Note (4) Net Capital Requirement

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). The Company is subject to the net capital requirements equal to the greater of $100,000 or 6 2/3% of the aggregate indebtedness. At December 31, 2024, the Company had net capital of $438,261, which was $338,261 in excess of its required net capital of $100,000. The Company's aggregate indebtedness to net capital ratio was .807 to 1.

Note (5) Income Taxes

As of December 31, 2024 the Company's deferred tax assets consisted of the effects of temporary differences attributable to the following:

Deferred tax asset – net operating loss carryforwards	$322,081
Deferred tax asset – fixed assets, ROU lease liability, other	10,819
Net Deferred Tax Assets	$ 332,900

The Company has federal net operating loss carryforwards of approximately $1,190,000 as of December 31, 2024, all of which have indefinite lives. The Company has state net operating loss carryforwards of approximately $1,330,000 which have varying statute of limitations starting December 31, 2039.

Note (6) Leases

The Company has obligations as a lessee for office space. The Company classified these leases as operating leases. These leases do not contain renewal options. The Company's leases do not include termination options for either party to the lease or restrictive financial or other covenants. Payments due under the lease contracts include fixed payments plus, for many of the Company's leases, variable payments. The Company's office space leases require it to make variable payments for the Company's proportionate share of the building's property taxes, insurance, and common area maintenance. These variable lease payments are not included in lease payments used to determine lease liability and are recognized as variable costs when incurred.

Note (6) Leases - Continued

Other information related to leases as of December 31, 2024 was as follows:

Weighted average remaining lease term:	
Operating leases	1.3 years
Weighted average discount rate:	
Operating leases	3.75%

Maturities of lease liabilities under noncancellable operating leases as of December 31, 2024 are as follows:

2025	107,109
2026	36,580
Total undiscounted payments	143,689
Less: Imputed interest	3,768
Lease liability	139,921

Note (7) Employee Benefit Plan

The Company maintains a 401(k) plan for qualified employees. The Company matches 50 percent of participant contributions of up to 3 percent, and may make discretionary contributions to the plan, subject to certain limitations as set forth in the plan agreement. The Company has accrued its contribution to the plan for the year ended December 31, 2024 of $28,797 and is included in accounts payable and accrued expenses in the statement of financial condition.

The Company also has a separate profit sharing plan, making discretionary contributions as defined in the plan, subject to certain limitations set forth in the plan agreement. The company did not make a separate profit sharing plan contribution to the plan for the year ended December 31, 2024.

Note (8) Off Balance Sheet Risk and Concentrations of Credit Risk

The Company clears all of its trades through two clearing brokers on a fully disclosed basis. In the event these counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Under the terms of its clearing agreements, the Company is required to guarantee the performance of its customers in meeting contracted obligations. In conjunction with the clearing brokers, the Company seeks to control the risks associated with its customer activities by requiring customers to maintain collateral in compliance with various regulatory and internal guidelines. Compliance with the various guidelines is monitored daily and, pursuant to such guidelines, customers may be required to deposit additional collateral, or reduce positions, where necessary.

Note (9) Contingencies

Indemnifications

In the normal course of business, the Company indemnifies and guarantees its clearing brokers against specified potential losses in connection with their acting as an agent of, providing services to the Company or its affiliates. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. The Company believes that it is unlikely it will have to make material payments under these arrangements and have not recorded any contingent liability in the financial statements for these indemnifications.

Litigation

The Company is a defendant or respondent in various legal actions, including arbitrations, class actions and other litigations, arising in connection with our activities as a broker dealer. These matters arise in the normal course of business and the Company intends to vigorously defend itself in these actions.

The Company reviews its legal proceedings, claims, disputes, or investigations on an ongoing basis and provides disclosure and records loss contingencies in accordance with the loss contingencies accounting guidance. In accordance with such guidance, the Company establishes accruals for such matters when potential losses become probable and can be reasonably estimated. If the Company determines that a loss is reasonably possible and the loss or range of loss can be estimated, the Company discloses the possible loss in the financial statements.

A number of factors contribute to the Company's determination of whether a loss is reasonably possible and if the loss or range of loss can be estimated, including, but not limited to: the proceeding is in its early stages; the damages sought are unspecified, unsupported or uncertain; it is unclear whether a case brought as a class action will be allowed to proceed on that basis; the other party is seeking relief other than or in addition to compensatory damages; the matters present significant legal uncertainties; the Company has not engaged in settlement discussion; discovery is not complete; there are significant facts in dispute; and numerous parties are named as defendants (including where it is uncertain how liability might be shared among defendants).

The Company believes, based upon current information, that the outcome of any such legal proceeding, claim, dispute, or investigation will not have a material effect on our financial position, results of operations or cash flows. However, the actual outcomes of such legal proceedings, claims, disputes, or investigations could be material to our operating results and cash flows for a particular future period as additional information is obtained.

The Company has accrued $25,000 as of December 31, 2024.

Note (10) Management Fees/Related Party

The Company pays BMS fees to cover management and other support costs under an expense sharing agreement. During the year ended December 31, 2024, BMS did not charge any fees to the Company. There were no amounts outstanding as of December 31, 2024.

The Company has an expense-sharing agreement with their affiliates, whereby certain operational costs are allocated to the company from the affiliate on a reasonable and consistent basis. Reimbursable amounts determined under this agreement are recorded as a payable to affiliate and a corresponding expense to the respective category. As of December 31, 2024, there were no amounts due to these affiliates.

Note (11) Subsequent Events

Management has evaluated all subsequent events through the date the accompanying financial statement was issued.